4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0000923204
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  COGNEX CORPORATION
  0000851205
  <IRS-NUMBER>04-2713778
</SUBJECT-COMPANY>
<PERIOD>12/11/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Shillman, Robert J
   77 Love Lane


   Weston, MA  02193
2. Issuer Name and Ticker or Trading Symbol
   COGNEX CORPORATION (CGNX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/11/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/11/02    G        1,500         D  $18.0800     4,606,966      D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $14.3150                                                                                09/23/12
(right to buy)
Non-Qualified Stock Option     $15.7190                                                                                06/03/08
(right to buy)
Non-Qualified Stock Option     $16.0000                                                                                12/15/08
(right to buy)
Non-Qualified Stock Option     $18.1250                                                                                12/21/15
(right to buy)
Non-Qualified Stock Option     $21.7400                                                                                02/11/12
(right to buy)
Non-Qualified Stock Option     $22.6850                                                                                03/13/11
(right to buy)
Non-Qualified Stock Option     $24.6600                                                                                06/25/11
(right to buy)
Non-Qualified Stock Option     $28.9540                                                                                04/27/09
(right to buy)
Non-Qualified Stock Option     $30.8130                                                                                12/14/14
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   59,000                    59,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   70,000                    70,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,400                     8,400         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   60,000                    60,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   117,000                   117,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,250                     2,250         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   39,200                    39,200        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   62,400                    62,400        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   35,000                    35,000        D   Direct
(right to buy)

Explanation of Responses:

-
700 Shares held by Reporting Person's spouse.  The Reporting Person disclaims beneficial ownership of these shares.
7,000 Shares he
ld by Reporting Person's children.  The Reporting Person disclaims beneficial ownership of these shares.

SIGNATURE OF REPORTING PERSON
/S/ Shillman, Robert J
DATE 12/11/02